FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2007

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)








HSBC HOLDINGS PLC

Notification of transactions by Persons Discharging Managerial Responsibilities pursuant to DTR3.1.4 R(1)(a)


The following awards of HSBC Holdings plc ordinary shares of US$0.50 each were made to Persons Discharging Managerial Responsibility (PDMR) of HSBC Holdings plc on 4 March 2004 under the HSBC Holdings Restricted Share Plan 2000. The vesting of the awards was linked to the attainment of pre-determined Total Shareholder Return targets over a three year period. The Company was advised on 10 April 2007 by the administrator of the HSBC Holdings Restricted Share Plan 2000 that the performance test was not passed on the third anniversary and the following awards were forfeited with effect from 4 April 2007:

Name of PDMR                    Awards of ordinary shares of US$0.50 forfeited

D J Flint                                                              137,447
S K Green                                                              188,990
M F Geoghegan                                                          103,086
C C R Bannister                                                         42,953
V H C Cheng                                                             60,133
A A Flockhart                                                           42,953
S T Gulliver                                                            68,724
D D J John                                                              42,953
Y A Nasr                                                                77,314


N S Black
Assistant Secretary
HSBC Holdings plc

11 April 2007






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  11 April, 2007